Exhibit 4.2

DESCRIPTION OF GREENHILL & CO., INC. CAPITAL STOCK

General Matters
        The following description of Greenhill & Co., Inc.’s (“Company”) common stock and preferred stock and the relevant provisions of the Company’s amended and restated certificate of incorporation and amended and restated bylaws are summaries thereof and are qualified by reference to the Company’s amended and restated certificate of incorporation and amended and restated bylaws.
        The Company’s authorized capital stock currently consists of 100,000,000 shares of common stock, $0.01 par value, and 10,000,000 shares of preferred stock, $0.01 par value.
Common Stock
        As of December 31, 2019 there were 18,355,907 shares of common stock outstanding.
        The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders and do not have cumulative voting rights. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. In the event of liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and non-assessable.
Preferred Stock
        The Board of Directors has the authority to issue preferred stock in one or more classes or series and to fix the designations, powers, preferences and rights, and the qualifications, limitations or restrictions thereof including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any class or series, without further vote or action by the shareholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the shareholders and may adversely affect the voting and other rights of the holders of common stock.
Voting
        The affirmative vote of a majority of the shares of the Company’s capital stock present, in person or by written proxy, at a meeting of stockholders and entitled to vote on the subject matter will be the act of the stockholders. The Company’s amended and restated certificate of incorporation may be amended in any manner provided by the Delaware General Corporation Law. The Board of Directors has the power to adopt, amend or repeal the Company’s amended and restated bylaws.
Action by Written Consent
        Any action required or permitted to be taken at any annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if the consent to such action in writing is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting.
Anti-Takeover Effects of Delaware Law
        The Company is subject to the “business combination” provisions of Section 203 of the Delaware General Corporation Law. In general, such provisions prohibit a publicly held Delaware corporation from engaging in various “business combination” transactions with any interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless
•the transaction is approved by the Board of Directors prior to the date the interested stockholder obtained such status;
•upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or
•on or subsequent to such date, the business combination is approved by the Board of Directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.
        A “business combination” is defined to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder. In general, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of a corporation’s voting stock. The statute could prohibit or delay mergers or other takeover or change in control attempts with respect to the Company and, accordingly, may discourage attempts to acquire the Company even though such a transaction may offer the Company’s stockholders the opportunity to sell their stock at a price above the prevailing market price.
Limitation of Liability and Indemnification Matters
        The Company’s amended and restated certificate of incorporation provides that a director of the Company will not be liable to the Company or its shareholders for monetary damages for breach of fiduciary duty as a director, except in certain cases where liability is mandated by the Delaware General Corporation Law. The Company’s amended and restated certificate of incorporation and amended and restated bylaws also provide for indemnification, to the fullest extent permitted by law, by the Company of any person made or threatened to be made a party to, or who is involved in, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of the Company, or at the request of the Company, serves or served as a director or officer of any other enterprise, against all expenses, liabilities, losses and claims actually incurred or suffered by such person in connection with the action, suit or proceeding. The Company’s amended and restated certificate of incorporation also provides that, to the extent authorized from time to time by the Company’s Board of Directors, the Company may provide indemnification to any one or more employees and other agents of the Company to the extent and effect determined by the Board of Directors to be appropriate and authorized by the Delaware General Corporation Law. The Company’s amended and restated certificate of incorporation also permits the Company to purchase and maintain insurance for the foregoing.
Listing
        The Company’s common stock is listed on the New York Stock Exchange under the symbol “GHL”.
Transfer Agent and Registrar
        The transfer agent and registrar for the Company’s common stock is American Stock Transfer & Trust Company.